May 2, 2019

Leslie J. Stretch
Chief Executive Officer
Medallia, Inc.
575 Market Street, Suite 1850
San Francisco, California 94105

       Re: Medallia, Inc.
           Draft Registration Statement on Form S-1
           Submitted April 5, 2019
           CIK No. 0001540184

Dear Mr. Stretch:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 Submitted April 5, 2019

Prospectus Summary
Overview, page 1

1. Please explain your reference to the Net Promoter System . Define the term and explain how it is used in your platform. If this system is material to your platform, please describe any agreements relating to your use of the system, such as license agreements, and file them as agreements or tell us why this is not required.
 Leslie J. Stretch
FirstNameInc.
Medallia, LastNameLeslie J. Stretch
Comapany NameMedallia, Inc.
May 2, 2019
May 2, 2019 Page 2
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FirstName LastName
2. Please provide support for your claim that your platform "leads the market in the understanding and management of omni-channel experiences." Also, explain the basis for your belief that your engagement metrics exceed those of many enterprise applications, and rival those of social media platforms.
3. You state here that approximately 48% of your mobile monthly active users use your platform on a daily basis. Please disclose how you define a mobile monthly active user
         (MAU) and tell us why you provide this information for only your mobile MAUs. To the extent daily engagement for your total user base significantly differs from your mobile users, revise to include a discussion of such engagement as well.
Our Customers, page 3

4. If you commissioned the April 2018 Forrester Research Inc. study for use in connection with this registration statement, please file a consent as an exhibit to the registration statement pursuant to Rule 436 of Regulation C and Section 7 of the Securities
         Act. Further, please provide us with a copy of the commissioned report.
Market Opportunity, page 7

5. Please disclose any material assumptions and limitations associated with your estimate of the total addressable market for your XM platform.
Risk Factors
"Upon the completion of this offering, our directors, executive officers and holders of 5% or more of our common stock" , page 50

6. Please disclose that Sequoia Capital is currently your largest shareholder and the percentage of your voting power it is expected to hold following the offering.
Selected Consolidated Financial Data, page 66

7. Your presentation of working capital excluding current deferred revenue appears to be a non-GAAP measure. Please revise to present the most comparable GAAP measure with equal or greater prominence and provide the disclosures required by
Item 10(e) of
         Regulation S-K.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 68

8. Please revise to provide comparative disclosure of the number of Fortune Global 100 customers for each reported period. Similarly, disclose the dollar-based net revenue retention rate for the year ended January 31, 2018.
 Leslie J. Stretch
FirstNameInc.
Medallia, LastNameLeslie J. Stretch
Comapany NameMedallia, Inc.
May 2, 2019
May 2, 2019 Page 3
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FirstName LastName
9. You disclose that you are focused on attracting business, and particularly large and mid-
         sized enterprises. Please provide a description of what constitutes a large and mid-sized business for this purpose and disclose the number of customers in each group during each reported period. In addition, please revise the risk factor on page 28 to disclose the actual percentage of revenue generated from large enterprises for each period presented.
Key Factors Affecting Our Performance, page 70

10. Please revise to explain how multi-year subscription and managed service arrangements are represented in the subscription and managed service billings used in your cohort analysis. For example, clarify whether total billings for a three-year SaaS arrangement that was entered into during the FY2014 cohort year are included in the initial cohort year or whether they are included in FY2014 through FY 2016 as they are billed.
11. You state that for purposes of calculating your dollar-based net revenue retention rate, you count as customers all parent companies of each billing entity enterprise. For purposes of calculating your total customer count, you state that in situations where a customer has multiple subsidiaries or division, each entity that is invoiced as a separate entity is treated as a separate customer. Please clarify for us whether your calculations for determining customer count are the same for both your dollar-based net revenue retention rate and total customer count measures. To the extent they differ, please explain why.
Results of Operations
Years Ended January 31, 2018 and 2019, page 76

12. Please tell us how changes in pricing impacted your revenue growth and explain to us what measures are used to monitor fluctuations in pricing. For instance, you appear to monitor annual contract values (ACV) for executive compensation purposes. Tell us how the percentage change in ACV has impacted your revenue and, if applicable, revise to include a discussion of such change as it relates to your revenue growth. Refer to Item
         303(a)(3)(iii) of Regulation S-K.
Cost of Revenue, Gross Profit and Gross Margin, page 77

13. We note the increase in your cost of subscription revenue in the year ended January 31,
         2019 was due, in part, to your higher headcount. Please revise wherever you discuss employee headcount to disclose the change in the number of your employees from fiscal
         2018 to fiscal 2019.
Quarterly Results of Operations, page 78

14. Please revise to include quarterly financial data for the quarter ended April 30, 2017.
         Refer to Item 302(a)(1) of Regulation S-K.
 Leslie J. Stretch
FirstNameInc.
Medallia, LastNameLeslie J. Stretch
Comapany NameMedallia, Inc.
May 2, 2019
May 2, 2019 Page 4
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FirstName LastName
Business
Our Customers, page 95

15. Please disclose the objective criteria you have used in selecting the representative customers you identified by name, which will assist investors in understanding their significance to you.
Category-Defining Experience Management Platform, page 96

16. You state that in fiscal year 2019, your platform processed over 4.5 billion customer experiences, 6.3 billion digital visits and 95 million social reviews. Please clarify the relationship between customer experiences, digital visits and social reviews. For example, please disclose if they are separate data points captured by your platform.
Executive Employment Arrangements, page 134

17. Please file your offer letters with Messrs. Stretch and Ottosson and Ms. Oulman as exhibits. Please also advise whether you have any employment or compensation agreements with Mr. Hald. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.
Note 1. Description of Business and Summary of Significant Accounting Policies Revenue Recognition, page F-9

18. You disclose that you use the residual approach because your subscription services are sold for a broad range of amounts and a representative standalone selling price is not discernible from past transactions or other observable evidence. Please address the following:
           Tell us how you evaluated other methods to estimate a standalone selling price for your subscription services, such as an adjusted market assessment approach or an expected cost plus a margin approach. Refer to ASC 606-10-32-34. Provide a comprehensive, quantitative discussion of the variability in your
             subscription prices to support your conclusion.
19. Please explain the nature of the managed services including when and how frequently they are provided over the term of the contract. Further, tell us the following:
           How you determined that this is a stand-ready obligation and recognizing revenue ratably over the term accurately depicts your performance in transferring control of the services promised to your customer. Refer to ASC 606-10-25-31, How often managed services are sold with subscription services and when they are,
             whether the different services are provided over the same contract term, and
           The amount of revenue recognized for managed services for the periods presented.
 Leslie J. Stretch
FirstNameInc.
Medallia, LastNameLeslie J. Stretch
Comapany NameMedallia, Inc.
May 2, 2019
Page 5
May 2, 2019 Page 5
FirstName LastName
Recently Issued Accounting Pronouncements, page F-16

20. You disclose that ASU 2016-02 and ASU 2017-12 are effective beginning February 1,
         2020. Please revise to clarify, if true, that you will adopt these standards for the interim periods in the fiscal year beginning February 1, 2021.
Note 9. Equity Incentive Plans, page F-23

21. Please provide us with a breakdown of all stock options and RSUs granted during fiscal
         2019, and to date in fiscal 2020, and include the fair value of the underlying common stock used to value such awards as determined by your board of directors. To the extent there were any significant fluctuations in the fair values from period-to-period, please describe for us the factors that contributed to these fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology.
Note 11. Convertible Preferred Stock
Conversion Rights and Anti-Dilution Protection, page F-30

22. Please revise to disclose the threshold terms for the automatic conversion of your preferred shares. Refer to ASC 505-10-50-3.
General

23. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
        You may contact Rebekah Lindsey, Staff Accountant, at (202) 551-3303 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Barbara C. Jacobs, Assistant Director, at (202) 551-3735 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Information Technologies
                                                                and Services